UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

QUANTUM CORPORATION

(Name of Subject Company (Issuer))

QUANTUM CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.375% Convertible Subordinated Notes Due 2010

(Title of Class of Securities)

747906 AD 7

747906 AE 5

(CUSIP Numbers of Class of Securities)

Shawn Hall

Vice President, General Counsel and Secretary

1650 Technology Drive, Suite 800

San Jose, California 95110

(408) 944-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Greg Rodgers, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Phone: (212) 906-1200

Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,400,000.00	$5,546.52

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 4.375% Convertible Subordinated Notes Due 2010 (the “Notes”) assuming that $142,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $700 per $1,000 principal amount.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,546.52	Filing Party:	Quantum Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	March 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on March 27, 2009 by Quantum Corporation (“Quantum” or the “Company”), a Delaware corporation (as amended and supplemented, the “Schedule TO”), in connection with Quantum’s offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2009 (a copy of which was filed as exhibit (a)(1)(A) to the Schedule TO) (the “Offer to Purchase”) and the related Letter of Transmittal (a copy of which was filed as exhibit (a)(1)(B) to the Schedule TO), up to $142 million in aggregate principal amount of Quantum’s outstanding 4.375% Convertible Subordinated Notes Due 2010.

This Amendment No. 1 is being filed to reflect the amendment of the Commitment Letter from EMC International Company filed as exhibit (b)(1) to the Schedule TO. The amendment to the Commitment Letter changed the terms of the maturity date of the EMC Loan (as such term is defined in the Offer to Purchase), such that the EMC Loan will no longer mature if any amendment or restatement to our existing senior secured credit agreement increases the interest rate or yield on the loans thereunder by more than 2.00%. No other term or condition of the Commitment Letter was affected by the amendment.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.

Item 7.	Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in exhibit (b)(2) attached hereto.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(b)     Other Material Information.

The information contained in the Offer to Purchase is hereby incorporated by reference.

In order to reflect the amendment to the Commitment Letter, the fifth paragraph in the section titled “Source and Amount of Funds” on page 6 in the Offer to Purchase is amended and restated in its entirely as follows:

Upon satisfaction of the closing conditions under the Term Facility, the EMC Loan will be available to us in a single draw on the closing date. The EMC Loan will mature on the earlier of (i) September 30, 2014 and (ii) if we replace, refund or refinance our existing senior secured credit agreement (or enter into any amendment or restatement having the effect of any of the foregoing) or repay in full all amounts outstanding under our existing senior secured credit agreement, the later of one day after the date of any such occurrence or August 1, 2010; provided that if the EMC Loan matures because we repaid in full all amounts outstanding under our existing senior secured credit agreement, we will have the option to refinance the EMC Loan with senior secured loans or notes issued in exchange for the EMC Loan, on terms substantially the same as the EMC Loan, but with security, covenants and events of default substantially the same as those contained in our existing senior secured credit agreement. The EMC Loan will bear interest at 12% per annum, payable quarterly in arrears. At any time an event of default under the

Term Facility has occurred and is continuing, the EMC Loan will bear interest at 14% per annum. The obligations under the Term Facility, including the EMC Loans, will constitute our senior subordinated indebtedness.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of exhibit (b)(2), and, as so amended, is restated as follows:

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated March 26, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(B)*	Press Release Regarding Offer, dated March 26, 2009 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed March 26, 2009).

(b)(1)*	Commitment letter, dated as of March 26, 2009, between Quantum Corporation and EMC International Company.

(b)(2)**	Amendment to Commitment Letter, dated as of April 15, between Quantum Corporation and EMC International Company.

(d)(1)

Indenture, dated as of July 30, 2003, between Quantum Corporation and U.S. Bank National Association relating to the 4.375% Convertible Subordinated Notes due 2010 (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003).

(d)(2)	Stockholder Agreement, dated as of October 28, 2002 (incorporated by reference to exhibit 4.2 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(3)	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(4)	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on March 3, 2006).

(d)(5)	1993 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to exhibit 99(d)(5) to our Schedule TO, filed on June 4, 2001).

(d)(6)	Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(7)

Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(8)	Amended Employee Stock Purchase Plan (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(9)	Stock Purchase Agreement, dated as of July 1, 2007 (incorporated by reference to exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on August 9, 2007).

(d)(10)	Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 3.1 to our Registration Statement on Form S-4/A (File No. 333-75153), filed on June 10, 1999).

(d)(11)	First Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(12)	Second Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Current Report on Form 8-K, filed on November 6, 2006).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO on March 27, 2009.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Quantum Corporation

By:	/s/ Shawn D. Hall
	Name:	Shawn D. Hall
	Title:	Vice President, General Counsel and Secretary

Dated: April 17, 2009

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated March 26, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(B)*	Press Release Regarding Offer, dated March 26, 2009 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed March 26, 2009).

(b)(1)*	Commitment letter, dated as of March 26, 2009, between Quantum Corporation and EMC International Company.

(b)(2)**	Amendment to Commitment Letter, dated as of April 15, between Quantum Corporation and EMC International Company.

(d)(1)

Indenture, dated as of July 30, 2003, between Quantum Corporation and U.S. Bank National Association relating to the 4.375% Convertible Subordinated Notes due 2010 (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003).

(d)(2)	Stockholder Agreement, dated as of October 28, 2002 (incorporated by reference to exhibit 4.2 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(3)	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(4)	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on March 3, 2006).

(d)(5)	1993 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to exhibit 99(d)(5) to our Schedule TO, filed on June 4, 2001).

(d)(6)	Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(7)

Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(8)	Amended Employee Stock Purchase Plan (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(9)	Stock Purchase Agreement, dated as of July 1, 2007 (incorporated by reference to exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on August 9, 2007).

(d)(10)	Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 3.1 to our Registration Statement on Form S-4/A (File No. 333-75153), filed on June 10, 1999).

(d)(11)	First Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(12)	Second Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Current Report on Form 8-K, filed on November 6, 2006).

*	Previously filed with the Schedule TO on March 27, 2009.

**	Filed herewith.

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